


AiPEX6
AI Powered US Equity Index 6

Monthly Performance Report - August 2025

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex6.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX6 Index**
Geographical Focus:	**United States**
Launch Date:	**11/19/2019**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.90%
YTD	-0.38%
1Y	-0.59%
3Y	0.26%
5Y	-2.75%
10Y	26.36%
10Y Annualized Volatility	5.88%
10Y Sharpe Ratio	-0.34
Cumulative Return	123.73%

Top 10 Holdings: As of 8/29/2025

	Index Weight(%)	Sector
NVIDIA CORP	7.0%	Electronic Technology
MICROSOFT CORP	4.6%	Technology Services
APPLE INC	4.1%	Electronic Technology
ALPHABET INC-CL A	3.6%	Technology Services
META PLATFORMS INC	3.0%	Technology Services
CHIPOTLE MEXICAN GRILL INC	2.4%	Consumer Services
CIGNA GROUP	2.3%	Finance
BROADCOM INC	2.2%	Electronic Technology
AON PLC	2.0%	Finance
ACCENTURE PLC-CL A	1.9%	Technology Services
Total	**32.9%**	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%	2.4%	-7.6%	0.9%	0.3%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 8/29/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

 HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
September 02, 2025

Monthly Performance Report - August 2025

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	3.48%	3.40%
Consumer Services	5.71%	3.06%
Electronic Technology	21.40%	22.05%
Finance	17.25%	15.40%
Health Technology	6.73%	7.44%
Producer Manufacturing	2.33%	3.55%
Retail Trade	5.18%	7.75%
Technology Services	23.91%	21.32%
Transportation	2.09%	1.55%
Utilities	2.82%	2.34%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	0.05%	0.09%
Consumer Services	0.05%	0.06%
Electronic Technology	0.68%	0.66%
Finance	0.31%	0.5%
Health Technology	0.21%	0.28%
Producer Manufacturing	-0.11%	-0.09%
Retail Trade	0.22%	0.09%
Technology Services	-0.06%	-0.28%
Transportation	0.0%	0.05%
Utilities	-0.03%	-0.04%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 8/29/2025	3Y Average	5Y Average	10Y Average
Equity Portfolio	49.96%	34.13%	32.64%	39.04%
Cash	50.04%	65.87%	67.36%	60.96%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 8/29/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

